Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 Majadahonda (Madrid)
T (+34) 915 81 11 00 - F (+34) 915 81 11 34

CORPORACIÓN MAPFRE




06014040

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Madrid, 30 May 2006

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 01 2006
WASH, D.C.
185
SECTION



Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

Luigi Lubelli
Finance Director

Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741



Proposed corporate reorganisation



MAPFRE



Madrid, 30 May 2006





MAPFRE HAS EXPERIENCED AN IMPRESSIVE EXPANSION OVER THE LAST FIFTY YEARS:

	1955	2005
• Revenues	0.2	12,485
• Assets under management	0.2	36,552
• Pre-tax profit	0	872
• Employees	169	24,967
• Branches	50	4,273
• Delegates and Agents	1,148	50,846

Million euros

THE MAIN DRIVER OF THIS DEVELOPMENT HAS BEEN A MANAGEMENT APPROACH THAT VIEWS THE COMPANY AS AN INSTITUTION AT THE SERVICE OF THE PUBLIC, BASED ON THE FOLLOWING PRINCIPLES:

- Independence from any other group or institution
- Social responsibility
- Ethical behaviour
- Business and net assets growth
- Humanism

THIS DEVELOPMENT HAS BEEN MADE POSSIBLE BY TWO MOMENTOUS STRATEGIC DECISIONS THAT WERE TAKEN AT THE RIGHT TIME:

- The creation of joint-stock subsidiaries that since 1980 are grouped under listed holding company CORPORACIÓN MAPFRE

- International expansion in Direct Insurance (especially in Latin America), Reinsurance and Assistance

MAPFRE'S SOCIAL COMMITMENT IS CRYSTALLISED BY THE PROMOTION OF GENERAL INTEREST ACTIVITIES THROUGH FUNDACIÓN MAPFRE; AS SUCH, SINCE 1956 AND ACCORDING TO ITS BY-LAWS:

- MAPFRE makes annual contributions to finance the activities of FUNDACIÓN MAPFRE
- In the event of dissolution, FUNDACIÓN MAPFRE shall receive the Own Reserves Fund

THE BOARD OF DIRECTORS OF MAPFRE MUTUALIDAD WILL PROPOSE TO THE GENERAL ASSEMBLY A NEW AND MOMENTOUS STRATEGIC STEP:

- Integration of all Group business activities under CORPORACIÓN MAPFRE, which will be renamed as MAPFRE S.A.

- Conferral of majority control of CORPORACIÓN MAPFRE on FUNDACIÓN MAPFRE

- Directors, Management or Employees will not be granted any special personal benefit or advantage

THIS DECISION IS APPROPRIATE AND JUSTIFIED BECAUSE THE NEW STRUCTURE:

- Will increase the Group's financial flexibility, which will allow it to pursue new projects so as to increase its size in markets where it operates and to acquire a significant presence in other markets (Europe, USA and the Far East)

- Will allow an even more efficient and transparent management of its business activities, all of which will be scrutinised by the market

- Is better suited than the present one to competing in increasingly global markets, to offer better products and services to its clients and to widen the professional development opportunities for the people who work for MAPFRE

THE EXISTENCE OF FUNDACIÓN MAPFRE AND THE PROVISIONS CONTAINED IN THE BY-LAWS ALLOW TO TAKE THIS STEP WHILE PRESERVING:

- MAPFRE'S independence
- Its public service attitude
- Its institutional principles
- Its management culture

And through an exemplary operation thanks to which Society will be the main beneficiary, through FUNDACIÓN MAPFRE, of the net assets accumulated with the efforts of many generations over 73 years

WITH FULL RESPECT FOR THE RIGHTS OF ALL STAKEHOLDERS IN MAPFRE, WHO WILL ALL BENEFIT FROM THE LARGER SIZE AND GREATER MANAGEMENT EFFICIENCY MADE POSSIBLE BY THE NEW STRUCTURE:

- Mutual members, who will be now insured under the present terms by a specialised subsidiary and who will be given the opportunity to continue sharing in MAPFRE at no cost, by receiving their part of MAPFRE MUTUALIDAD's net assets in the form of CORPORACIÓN MAPFRE shares

- Employees, Delegates, Agents, Collaborators and Clients of the Group, who will benefit from the larger size and greater management efficiency made possible by the new structure

- External shareholders of CORPORACIÓN MAPFRE, who will be invested in a larger business

CURRENT ORGANISATIONAL CHART


MAPFRE MUTUALIDAD
Motor insurance business
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
100%
MAPFRE AGROPECUARIA
55%
CORPORACIÓN MAPFRE
75%
MAPFRE SEGUROS GERAIS
88%
MAPFRE AMÉRICA VIDA
OTHER SUBSIDIARIES
51%
MAPFRE CAJA MADRID HOLDING
100%
MAPFRE SEGUROS GENERALES
100%
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
100%
MAPFRE EMPRESAS
100%
MAPFRE CAJA SALUD
100%
MAPFRE CAUCIÓN Y CRÉDITO
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
30%
100 %
MAPFRE INMUEBLES
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100%
MAPFRE ASISTENCIA
100 %
MAPFRE INTERNACIONAL
DOMESTIC BUSINESS
INTERNATIONAL BUSINESS

PLANNED ORGANISATIONAL CHART

FUNDACIÓN MAPFRE
100%
CARTERA MAPFRE
MAPFRE S.A.
51%
MAPFRE CAJA MADRID HOLDING
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
MAPFRE EMPRESAS
100%
100%
MAPFRE CAJA SALUD
100%
MAPFRE CAUCIÓN Y CRÉDITO
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
30%
100 %
MAPFRE AUTOMÓVILES
100 %
RED MAPFRE
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100 %
MAPFRE ASISTENCIA
100%
MAPFRE INMUEBLES
100%
MAPFRE AGRO-PECUARIA
88%
MAPFRE AMÉRICA VIDA
75%
MAPFRE SEGUROS GERAIS
100%
MAPFRE INTERNA-CIONAL
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
OTHER SUBSIDIARIES

DOMESTIC BUSINESS

INTERNATIONAL BUSINESS

MAPFRE MUTUALIDAD, HAVING RECIEVD THE REQUIRED REGULATORY APPROVALS:

- Will transfer its insurance portfolio to a new subsidiary (MAPFRE AUTOMÓVILES)

- Will contribute to CARTERA MAPFRE its shareholdings in CORPORACIÓN MAPFRE, as well as in other operating subsidiaries or affiliates (MAPFRE AUTOMÓVILES, MAPFRE AMÉRICA VIDA, MAPFRE AGROPECUARIA, BANCO CAJA MADRID-MAPFRE) and in ancillary companies

- According to the provisions in its corporate by-laws, the net assets of MAPFRE MUTUALIDAD will be conferred on FUNDACIÓN MAPFRE (shareholding in CARTERA MAPFRE S.L) and to the mutual members (CORPORACIÓN MAPFRE shares or cash)

CORPORACIÓN MAPFRE WILL BECOME THE PARENT COMPANY OF THE GROUP. IN THIS RESPECT:

- The Board of Directors of CORPORACIÓN MAPFRE has approved the proposed operations
- CARTERA MAPFRE will contribute to CORPORACIÓN MAPFRE all of its shareholdings in subsidiaries and affiliates by means of a capital increase subscribed for through a contribution-in-kind
- CORPORACIÓN MAPFRE will be renamed as MAPFRE S.A.

CORPORACIÓN MAPFRE'S CAPITAL INCREASE BY MEANS OF A CONTRIBUTION-IN-KIND WILL BE CARRIED OUT AT MARKET TERMS:

- CORPORACIÓN MAPFRE's shares shall be valued at their average closing price of the last 30 days

- In addition to the valuations performed by the experts appointed by the Mercantile Registry, the assets to be contributed by CARTERA MAPFRE will be valued by MORGAN STANLEY, which will draw support from the technical assessment provided by TOWERS PERRIN TILLINGHAST (which will certify the technical reserves of the Non-life business) and WATSON WYATT (which will advise on the valuation of the Life businesses)

- CITIGROUP will issue a fairness opinion on the exchange ratio.

THE GOAL IS TO COMPLETE THE REORGANISATION DURING 2006. IN THE MEANTIME:

- The Group will continue to carry out its business activities under the current structure
- The staff of MAPFRE MUTUALIDAD will continue to be employed by said company
- MAPFRE MUTUALIDAD's governing bodies will maintain their current structures and functions

ONCE THE REORGANISATION IS COMPLETED, MAPFRE MUTUALIDAD'S MANAGEMENT AND EMPLOYEES, WITH NO DETRIMENT FOR THEIR LENGTH OF SERVICE AND EMPLOYMENT RIGHTS, WILL JOIN:

- MAPFRE AUTOMÓVILES (employees of the Motor insurance business)
- CORPORACIÓN MAPFRE (employees of the Common Areas of the Group)
- RED MAPFRE S.A. (employees of the distribution network)

MAPFRE S.A.'S FUTURE GOVERNANCE WILL BE UNDERTAKEN BY ITS BOARD OF DIRECTORS, WHICH WILL BE APPOINTED BY ITS GENERAL SHAREHOLDERS' MEETING. THE AIM IS THAT:

- One third of its members be minority shareholders' representatives or independent directors
- Executive members do not exceed a third of the total number of directors
- Its Chairman will hold the same office in FUNDACIÓN MAPFRE

FUNDACIÓN MAPFRE'S GOVERNANCE WILL BE UNDERTAKEN BY ITS BOARD OF TRUSTEES, WHOSE MEMBERS WILL BE APPOINTED IN EQUAL PARTS BY:

- MAPFRE S.A.'s Board of Directors

- The Board of Trustees itself

Except for two members who will continue to be appointed by FREMAP, in its position as joint founding entity

The Board of Trustees will supervise the good governance of MAPFRE S.A. and its subsidiaries, in its position as the majority shareholder of said company

THE CURRENT FRAMEWORK OF REGIONAL BOARDS AND ASSEMBLIES WILL BE KEPT AND ADAPTED TO THE NEW STRUCTURE IN ORDER TO:

- Preserve and reinforce the social and regional rooting of MAPFRE
- Facilitate the adaptation of the activities of FUNDACIÓN MAPFRE and of the Group to the needs of the Society in their respective catchment areas

FUNDACIÓN MAPFRE AND ALL OTHER GROUP ENTITIES WILL BE MANAGED ACCORDING TO MAPFRE'S CODE OF GOOD GOVERNANCE, WHOSE RULES WILL BE ADAPTED TO:

- The new corporate structure
- The recommendations of the Unified Code drafted by the CNMV in all its main aspects

THE BOARD OF DIRECTORS IS BEING ADVISED BY:

- CITIGROUP, which is acting as financial advisor for the entire operation and will issue a fairness opinion on the exchange ratio
- ATLAS CAPITAL, which is advising on financial and strategic aspects of the operation
- MORGAN STANLEY, which will value the assets to be contributed to CORPORACIÓN MAPFRE
- TOWERS PERRIN TILLINGHAST, which will certify on the technical reserves of the Non-life businesses to be contributed
- WATSON WYATT, which will advise on the valuation of the Life businesses to be contributed
- GARRIGUES ABOGADOS, which is advising on legal matters

THE APPROVAL OF THESE AGREEMENTS WILL REPRESENT A SIGNIFICANT MANAGEMENT CHALLENGE FOR MAPFRE'S GOVERNING BODIES, STAFF AND COLLABORATORS, IN LINE WITH:

- Its growth attitude
- Its management culture
- Its institutional principles, which will remain the thread and driver of its activities

THE BOARD IS PROPOSING TO TAKE UP THIS CHALLENGE IN FULL CONFIDENCE, BASED ON:

- The strong solvency and management maturity reached by MAPFRE
- The outstanding quality of its staff
- The ample experience accumulated over the last 25 years in the development of new projects and in its international business expansion

UNDER THE NEW CORPORATE STRUCTURE, MAPFRE INTENDS OVER THE NEXT FIVE YEARS TO:

- Rank among the ten largest Spanish companies by market capitalisation
- Become one of the five largest European Non-Life insurance companies, with a stronger leading position in Spain and a significant presence in other EU countries
- Achieve a leading position in Non-Life insurance in Latin America and accelerate its expansion into the US the Far East
- Be one of the leading European reinsurers, aim for global leadership in Assistance and offer insured companies a comprehensive cover of their risks in the various countries in which they operate

THE ADOPTION OF THE NEW MODEL WILL PROVIDE A UNIQUE OPPORTUNITY FOR AN IN-DEPTH REVISION OF ALL OF MAPFRE'S STRUCTURES AND OPERATING METHODS, WITH THE AIM OF ATTAINING, WITHOUT ANY DETRIMENT TO ITS TRADITIONAL PRINCIPLES OF SPECIALISATION AND REGIONAL DECENTRALISATION, A HIGH LEVEL OF PRODUCTIVITY, COMPETITIVENESS AND EXCELLENCE IN THE FULFILMENT OF ITS CONTRACTUAL OBLIGATIONS AND IN THE SERVICE OFFERED TO ITS CUSTOMERS, WHICH ARE THE KEY FACTORS FOR ITS FUTURE SUCCESS

FUNDACIÓN MAPFRE WILL MULTIPLY ITS ACTIVITIES DIRECTED AT MEETING THE SOCIAL NEEDS IN THE COUNTRIES IN WHICH MAPFRE OPERATES, EMPHASISING IN PARTICULAR THOSE THAT BENEFIT CITIZENS MOST DIRECTLY, AND ESPECIALLY LEAST-FAVOURED GROUPS

GLOSSARY

- SISTEMA MAPFRE: GROUP OF INSTITUTIONS COMPRISED BY FUNDACIÓN MAPFRE, CARTERA MAPFRE S.L. AND MAPFRE S.A.

- GRUPO MAPFRE: BUSINESS GROUP COMPRISED BY MAPFRE S.A. AND ITS SUBSIDIARIES

- MAPFRE: MAPFRE S.A. (PRESENTLY CORPORACIÓN MAPFRE), WHICH WILL BE THE PARENT COMPANY OF THE BUSINESS GROUP AND WHOSE SHARES ARE LISTED ON THE STOCK EXCHANGE


MAPFRE

MAPFRE S.A.:
Key proforma financials for the planned structure



	Mar-06	2005	2004	% 05/04
Gross written and accepted premiums	3,322.4	**10,110.2**	8,912.1	13.4%
Premiums earned, net of ceded and retroceded reinsurance	2,292.4	**8,585.2**	7,554.5	13.6%
Profit before tax	289.1	**866.5**	841.8	2.9%
Profir after tax and minority shareholders(1)	155.2	**460.7**	459.2	0.3%
Investments and cash	24,631.6	**24,500.8**	21,797.5	12.4%
Technical reserves	23,800.2	**23,316.8**	20,257.4	15.1%
- Life insurance reserves	14,783.9	**15,041.1**	13,679.3	10.0%
- Other technical reserves	9,016.3	**8,275.7**	6,578.1	25.8%
Financial debt	683.1	**615.4**	490.9	25.4%

1) The low increase in profits in 2005 is due to the impact of catastrophe claims on the profits of MAPFRE MUTUALIDAD. For further information, see note 1) on page 33.

Million euros

Figures for fiscal years 2005 and 2004 were reviewed by Ernst & Young, MAPFRE's auditors, in accordance with agreed procedures.





MAPFRE S.A.:
Breakdown of key proforma financials - 2005



	CORPORACIÓN MAPFRE	Contributed Businesses	Proforma MAPFRE S.A.
Gross written and accepted premiums	7,260.3	**2,849.9**	10,110.2
Premiums earned, net of ceded and retroceded reinsurance	5,869.3	**2,715.9**	8,585.2
Profit before tax	547.9	**318.6**	866.5
Profir after tax and minority shareholders	249.8	**210.9**	460.7
Investments and cash	21,430.3	**3,070.5**	24,500.8
Technical reserves	20,427.2	**2,889.6**	23,316.8
- Life insurance reserves	14,778.5	**262.6**	15,041.1
- Other technical reserves	5,648.7	**2,627.0**	8,275.7
Financial debt	515.1	**100.2**	615.4

Million euros

Figures for fiscal years 2005 and 2004 were reviewed by Ernst & Young, MAPFRE's auditors, in accordance with agreed procedures.



MAPFRE

Key financials of contributed businesses[1]: Balance sheet

	Mar-06	2005	2004	% 05/04
ASSETS				
Fixed assets	393.9	**549.3**	474.7	15.7%
Investments and cash	3,404.7	**3,070.5**	2,401.4	27.9%
Other assets	998.4	**958.0**	833.7	14.9%
TOTAL ASSETS	**4,797.0**	**4,577.8**	**3,709.8**	**23.4%**
LIABILITIES				
Equity	1,247.2	**1,136.9**	815.0	39.5%
Financial debt	100.2	**100.2**	90.7	10.5%
Technical reserves	2,932.7	**2,889.6**	2,433.6	18.7%
- Life insurance reserves	286.0	**262.6**	141.4	85.7%
- Other technical reserves	2,646.7	**2,627.0**	2,292.2	14.6%
Reserves for risks and expenses	45.8	**60.6**	51.4	17.9%
Other liabilities	471.1	**390.5**	319.1	22.4%
TOTAL LIABILITIES	**4,797.0**	**4,577.8**	**3,709.8**	**23.4%**

1) The contribution will be comprise the following businesses: MAPFRE MUTUALIDAD, MAPFRE AGROPECUARIA, MAPFRE AMÉRICA VIDA, MAPFRE SEGUROS GERAIS, BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE and their respective subsidiaries and ancillary companies.

Million euros

Figures for fiscal years 2005 and 2004 were reviewed by Ernst & Young, MAPFRE's auditors, in accordance with agreed procedures.




MAPFRE

Key financials of contributed businesses: Income statement

	Mar-06	2005	2004	% 05/04
INSURANCE AND REINSURANCE (Life and Non-life)				
Gross written and accepted premiums	749.5	**2,849.9**	2,497.6	14.1%
Premiums earned, net of ceded and retroceded reinsurance	693.2	**2,716.0**	2,421.2	12.2%
Net claims incurred and variation in other technical provisions	-564.1	**-2,133.3**	-1,769.3	20.6%
Operating expenses, net of reinsurance	-126.3	**-398.5**	-334.8	19.0%
Other technical income and expenses	8.6	**-14.4**	-47.2	-69.5%
Technical result	**11.4**	**169.8**	**269.9**	**-37.1%**
Net financial income	92.7	**143.7**	86.2	66.7%
Other non-technical income and expenses	5.5	**-52.4**	0.6	---
Result of the Life and Non-life business	**109.6**	**261.1**	**356.7**	**-26.8%**
OTHER BUSINESS ACTIVITIES				
Net operating income	1.8	**51.2**	2.8	---
Other net income	-1.0	**6.3**	2.9	117.2%
Result of the Other Business Activities	**0.8**	**57.5**	**5.7**	**---**
Result before tax and minority shareholders	**110.4**	**318.6**	**362.4**	**-12.1%**
Taxes	-32.8	**-111.7**	-112.4	-0.6%
Result after tax	**77.6**	**206.9**	**250.0**	**-17.2%**
Result attributable to minority shareholders	-0.7	**4.0**	-0.2	---
Result after tax and minority shareholders[1]	**76.9**	**210.9**	**249.8**	**-15.6%**

1) Since 2000, MAPFRE MUTUALIDAD has reinsured at market terms MAPFRE RE's first layer of catastrophe protection. In 2005, due to the weather-related phenomena, which affected the Southeastern part of the U.S., notably hurricanes *Katrina* and *Wilma*, this cover reduced the net profit of MAPFRE MUTUALIDAD after tax and minorities by €36.3 million.

Million euros

Figures for fiscal years 2005 and 2004 were reviewed by Ernst & Young, MAPFRE's auditors, in accordance with agreed procedures.



Advantages of the new structure

- **Greater management efficiency:**
  - simpler structure;
  - streamlined operating coordination among units and with the MAPFRE Network.

- **Better position for the minority shareholder:**
  - clear separation between ownership and management;
  - addition of a business with high market shares, growing results with low volatility, low consumption of capital and high profitability;
  - greater diversification of the business;
  - increase in the company's capitalisation



- **Greater financial strength:**
  - Significant increase in cash flows, equity and debt capacity;
  - Better utilisation of the available capital of the contributed businesses.





Effects of the change in corporate structure for shareholders

- The Board of Directors of CORPORACIÓN MAPFRE will ensure that, throughout the process of change in corporate structure, minority shareholders are treated with absolute fairness
- To do this, the Board will determine the exchange ratio(1) which will be announced at the end of June on the basis of:
  - the valuation of CORPORACIÓN MAPFRE in the amount of approximately €3.8 bn, using a price of €15.96 euros, which corresponds to the weighted average closing share price during the thirty days preceding the day of the filing of the information on the proposed operations with the CNMV (until 29/05/2006, inclusive);
  - the valuation by Morgan Stanley of the assets to be contributed by CARTERA MAPFRE;
  - the fairness opinion on the exchange ratio issued by Citigroup (financial advisor to MAPFRE).



- Once this capital increase in kind without preferential rights has taken place, FUNDACIÓN MAPFRE's shareholding in MAPFRE S.A. through CARTERA MAPFRE will be significantly larger than MAPFRE MUTUALIDAD's present stake in CORPORACIÓN MAPFRE. This stake is expected to remain at majority levels in the future, although it will gradually decrease from its initial levels through capital increases, at the moment and to the extent that is required by new projects or acquisitions to aimed at enhancing MAPFRE S.A.'s growth prospects

1) The phrase "exchange ratio" refers to the number of new shares that CARTERA MAPFRE will receive in exchange for the shareholdings contributed to MAPFRE S.A.


MAPFRE

FUNDACIÓN MAPFRE[1]: Profile

- FUNDACIÓN MAPFRE is the entity through which MAPFRE, since 1975, returns part of its profits to society in order to promote and finance non-profit activities that are in the general public interest.

- FUNDACIÓN MAPFRE has the following aims:



  - Promoting Safety, and especially Road Safety.
  - Supporting research, teaching and scientific dissemination in the field of the Health, and raising the quality of Medicine.
  - Promoting the diffusion of Culture, the Arts and Literature.
  - Supporting education and management research in the fields of Insurance, Safety and Business Administration.
  - Promoting research and the spreading of knowledge about the common History of Spain, Portugal and the countries linked to them by historical ties.
  - Contributing, by means of other initiatives, to satisfying the needs of the least-favoured segments of the population.

- In 2006, FUNDACIÓN MAPFRE has received donations in the amount of €24.4 million from the various MAPFRE entities, €3.3 million of which have come from subsidiaries of CORPORACIÓN MAPFRE. Its current capital (before the change in corporate structure) amounts to €48.8 million and its annual expense for its activities is around €20.3 million.

1) FUNDACIÓN MAPFRE GUANARTEME is also part of MAPFRE and is dedicated to promoting social progress in the Canary Islands. This foundation is independent of FUNDACIÓN MAPFRE and will not be part of the process of change in the corporate structure.





FUNDACIÓN MAPFRE:
Role of the Board of Trustees in the new structure

- The Board of Trustees is the body responsible for managing FUNDACIÓN MAPFRE.

- After the adoption of the new corporate structure, this body will continue concentrating its activity on the development of the foundation's activities. Its influence in MAPFRE S.A. through CARTERA MAPFRE will focus on:

  - The regular follow-up of its activities and its results;
  - The supervision of its compliance with the Group's institutional principles and rules of good governance;
  - The analysis and prior authorisation of those operations that may affect directly the rights of shareholders or may require approval by the General Meeting of Shareholders.







Effects of the new structure on corporate governance

- Currently, the Board of Trustees of FUNDACIÓN MAPFRE is composed of the members of the Board of Directors of MAPFRE MUTUALIDAD and of two representatives of FREMAP[1]. Future renewals will comply with the following rules:
  - The Executive Committee of FREMAP will appoint two members;
  - The remaining members will be appointed in equal parts by the Board of Directors of MAPFRE S.A.[2] and by the Board of Trustees itself.
- The Board of Directors of CARTERA MAPFRE will be composed in its entirety by members of the Board of Directors of FUNDACION MAPFRE.
- The members of the Board of Directors of MAPFRE S.A. will be appointed by its General Meeting of Shareholders. CARTERA MAPFRE, without any detriment to the rights of the other shareholders, will direct its vote at achieving that at least a third of the members are minority shareholders' representatives or independent directors and executive directors do not exceed a third of the total members of the Board.
- The office of Chairman of FUNDACIÓN MAPFRE and MAPFRE S.A. will be held by the same person, to ensure an appropriate degree of coordination.

1) FREMAP is the largest mutual insurer of work-related accidents and illnesses in the Social Security system in Spain. Currently, it protects more than 3.5 million employees (nearly 24% of the members of the General Social Security System). FREMAP is one of the founding entities of FUNDACIÓN MAPFRE.
2) MAPFRE S.A. will take over all the other responsibilities of MAPFRE MUTUALIDAD as founding entity.


MAPFRE

Summarised timetable - 2006



- **29 May**: Meetings of the Boards of directors of MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE
- **30 May**: Filing with the CNMV and press conference. Presentation to analysts and investors in Madrid (in London on 31 May)
- **15 June**: Extraordinary General Assembly of MAPFRE MUTUALIDAD
- **20 June**: Application for relevant approvals from DGSFP
- **end of June**: Meeting of the Board of Directors of CORPORACIÓN MAPFRE. Publication of valuation parameters and exchange ratio
- **25 July**: Publication of SISTEMA MAPFRE's first half results
- **September**: Extraordinary General Shareholders' Meeting of CORPORACIÓN MAPFRE, in which a capital increase without preferential rights through a contribution-in-kind will be proposed
- **Autumn**: Authorisation by the DGSFP

1 January 2007
New structure comes into place




MAPFRE

First phase: contribution of MAPFRE MUTUALIDAD's businesses and of its shareholding in CORPORACIÓN MAPFRE to a new holding company


Legend:
Newly created companies
MAPFRE MUTUALIDAD
CARTERA MAPFRE
MAPFRE AUTOMÓVILES
CORPORACIÓN MAPFRE
OTHER UNITS M. MUTUALIDAD
Business units

- MAPFRE MUTUALIDAD will contribute its shareholdings in CORPORACIÓN MAPFRE and in all other companies to the new holding company: CARTERA MAPFRE S.L.
- After those contributions, MAPFRE MUTUALIDAD's balance sheet will be comprised of a shareholding in CARTERA MAPFRE and of cash equal to the amount payable to mutual members plus an additional amount to cover expenses and taxes
- Finally, MAPFRE MUTUALIDAD will donate to FUNDACIÓN MAPFRE its shareholding in CARTERA MAPFRE (subject to the prior approval by the DGSFP), will pay to the mutual members their share of the net assets, in the form of shares in MAPFRE S.A. or cash, and dissolve



- MAPFRE AUTOMÓVILES S.A. is the newly created company to which MAPFRE MUTUALIDAD will contribute the assets and liabilities of its insurance business. This contribution is subject to the prior approval by the DGSFP
- Thereafter, MAPFRE MUTUALIDAD will contribute its shareholding in this company to CARTERA MAPFRE



Second phase: contribution of all businesses to MAPFRE S.A. by means of a capital increase without preferential rights through a contribution-in-kind



FUNDACIÓN MAPFRE

CARTERA MAPFRE

MAPFRE AUTOMÓVILES

MAPFRE S.A (previously CORPORACIÓN MAPFRE)

OTHER UNITS M. MUTUALIDAD

All group operating units

- CARTERA MAPFRE contributes to MAPFRE S.A. its shareholdings in MAPFRE AUTOMÓVILES and in other operating units by *means of a capital increase without preferential* rights through a contribution-in-kind
- The value of the contributed shareholdings is set on the basis of reports by independent experts
- This operation will be subject to the prior approval by the CNMV




MAPFRE

Overview of contributed businesses: Current organisational chart



BANCO DE SERVICIOS CAJA MADRID - MAPFRE (49%)
Financing services in Spain and Mexico

MAPFRE MUTUALIDAD

MOTOR INSURANCE BUSINESS UNIT
Motor insurance in Spain

CESVIMAP
Centre for road testing and safety

MAPFRE AGROPECUARIA (100%)
Agricultural and livestock insurance operating primarily in Spain

MAPFRE SEGUROS GERAIS (75%)
General and work accidents insurance in Portugal

MAPFRE AMÉRICA VIDA (88%)
Direct (mostly Life) insurance in Latin America

SPECIALISED SUBSIDIARIES

CLUB MAPFRE DEL AUTOMÓVIL
Club that offers services and advantages to policyholders

MAPFRE MULTICENTRO DEL AUTOMÓVIL
Multi-brand car dealership

MAPFRE RENTING
Sale of vehicles through long-term leasing



Overview of contributed businesses: Breakdown (1)



REVENUES

- AMÉRICA VIDA 11.8%
- Banco CAJA MADRID - MAPFRE 4.1%
- Other 1.0%
- PORTUGAL 3.7%
- AGROPECUARIA 5.9%
- MAPFRE AUTOMÓVILES 73.5%

NET INCOME

- Banco CAJA MADRID - MAPFRE 2.3%
- AMÉRICA VIDA 1.8%
- PORTUGAL 1.8%
- Other 0.2%
- AGROPECUARIA 1,8%
- MAPFRE AUTOMÓVILES 92.1%

1) Figures as of March 2006



The Spanish Motor insurance sector: MAPFRE's market share development(1)

Market share MAPFRE (1)(2)
15.4%
9.6%
19.3%
3.5%
11.3%
11.7%
19.5%
2.7%
20.0%
9.2%
5.0%
3.0%
20.1%
8.6%
7.5%
3.1%
21.0%
8.2%
2.5%
3.4%
2001
2002
2003
2004
2005
(3)
SECTOR (Excluding MAPFRE)
MAPFRE
GDP(3)

1) Source: DGSFP, ICEA.
2) Includes Motor premiums in Spain for MAPFRE MUTUALIDAD, MAPFRE AGROPECUARIA, MARES (until 2003) and MAPFRE GUANARTEME
3) Source: INE




MAPFRE

The Spanish Motor insurance sector: 2005 market shares[1]


MAPFRE AGROPE-CUARIA 0.2%
MAPFRE GUANAR-TEME 1.2%
MAPFRE MUTUA-LIDAD 19.6%




21.0
10.5
8.9
8.1
5.8
4.8
4.5
4.5
3.8
3.6
MAPFRE
Allianz
Mutua Madrileña
AXA
ZURICH
Línea Directa
Winterthur
Generali
Catalana Occidente
Pelayo

1) Ranking by insurance groups based on total Motor GWP. Source: ICEA





MAPFRE and the Spanish Motor insurance sector: Evolution of the technical – financial result[1]





As a % of premiums written
20%
15%
10%
5%
0%
-5%
-10%
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Motor insurance sector
MAPFRE (2)

1) Source: DGSFP. Figures under Spanish GAAP
2) 1988 – 1996: Figures for MAPFRE MUTUALIDAD; 1997 – 2005: Aggregated figures for MAPFRE MUTUALIDAD, MARES and MAPFRE AGROPECUARIA


MAPFRE

The Spanish Motor insurance sector: Technical account 2001 - 2005[1]

Items	2001 Amount ('000 €)	2001 %	2005 Amount ('000 €)	2005 %
Net premiums earned	7,857.0	100.0%	10,684.2	100.0%
Net financial income	449.4	5.7%	812.0	7.6%
Net claims incurred and var. other technical prov.	-6,422.3	-81.7%	-7,902.0	-74.0%
Other net technical expenses	-136.7	-1.7%	-147.4	-1.4%
Variation in the equalisation reserve	-51.1	-0.7%	-50.2	-0.5%
Operating expenses	-1,394.6	-17.8%	-1,759.7	-16.5%
Result of the technical - financial account	**307.2**	**3.9%**	**1,635.7**	**15.3%**





- Key improvement factors:
  - Higher rates;
  - SINCO file[2];
  - Higher specialisation in technical management;
  - Reduction in the frequency of personal injuries [3] (-3,6‰ in the period 2001-2005).

1) Source: ICEA, Figures under Spanish GAAP for the entire sector
2) File created in 2000 by motor insurance companies in order to determine rates and select risks appropriately. Provides objective information about the claims history of policyholders
3) Victims over total number of vehicles. Source: DGT




MAPFRE

MAPFRE and the Spanish Motor insurance sector: Insured vehicles[1]




19.5%
20.4%
20.9%
21.7%
22.1%
21,958
22,408
23,339
24,594
25,747
2001
2002
2003
2004
2005


MAPFRE AGROPE-CUARIA 0.7%
MAPFRE GUANAR-TEME 1.3%
MAPFRE MUTUALI-DAD 20.1%

2001	2002	2003	2004	2005	
4,282,643	4,569,735	4,882,203	5,326,275	5,696,623	Number of insured vehicles [2]

Total nº of vehicles in circulation ('000) — MAPFRE share (%)

1) Source: File FIVA, DGSFP
2) Number of vehicles insured by MAPFRE MUTUALIDAD, MAPFRE AGROPECUARIA, MARES and MAPFRE GUANARTEME





MAPFRE AUTOMÓVILES:
Business breakdown



BY TYPE OF VEHICLE


Motorcycles
14%
Trucks
3%
Automobiles
83%

BY TYPE OF POLICY


Fully
comprehensive
19%
TPL
47%
TPL and
complementary
coverage
34%





MAPFRE AUTOMÓVILES:
Business breakdown



BY DISTRIBUTION CHANNEL


Direct
22%
Brokers
9%
Bank
Channel
1%
Agents
68%

BY REGION (1)

	Sector Premia (2)	% MAPFRE (3)
CANARY ISLANDS(4)	339.7	41.5%
EXTREMADURA	193.3	32.6%
CASTILE LA MANCHA	401.1	32.3%
NAVARRA	156.4	31.0%
ANDALUSIA (5)	1,532.0	27.9%
ARAGÓN	274.1	27.5%
ASTURIAS	218.8	26.5%
CASTILE LEÓN	566.5	25.0%
CANTABRIA	120.0	22.5%
LA RIOJA	70.3	22.2%
MURCIA	288.9	22.1%
C. VALENCIANA	1,060.0	20.2%
GALICIA	693.6	18.7%
BALEARIC ISLANDS	219.7	18.7%
BASQUE COUNTRY	548.5	17.1%
CATALONIA	1,790.5	16.1%
MADRID	2,281.5	10.1%
TOTAL	**10,754.8**	**20.1%**

1) 2004 figures. Source: ICEA
2) Participation rate in the study: 93.85% of the total sector
3) Market share adjusted for the participation rate
4) MAPFRE GUANARTEME
5) Includes Ceuta and Melilla




MAPFRE

MAPFRE AUTOMÓVILES:
Technical ratios(1)



COMBINED RATIO

	2001	2002	2003	2004	2005
Total sector (excluding MAPFRE)	100.3	92.4	94.0	88.9	89.7
MAPFRE	94.1	91.5	91.2	90.1	91.8

EXPENSE RATIO

	2001	2002	2003	2004	2005
Total sector (excluding MAPFRE)	19.9	18.5	18.2	18.0	18.3
MAPFRE	13.8	14.3	15.1	15.5	13.8

1) As a % of net premiums earned. Source: DGSFP, ICEA
2) 2001: figures for MAPFRE MUTUALIDAD and MARES; 2002-2005: Aggregated figures for MAPFRE MUTUALIDAD, MARES and MAPFRE AGROPECUARIA. Figures under Spanish GAAP.



MAPFRE AUTOMÓVILES:
Evolution of the technical – financial account[1]





	1998	1999	2000	2001	2002	2003	2004	2005
Result of the technical account	57.0	46.8	84.8	115.1	164.9	256.9	304.1	327.0
as a % of premiums earned	6.3%	4.8%	6.8%	7.6%	9.6%	13.1%	14.9%	14.8%

Million euros

1) Data according to Spanish GAAP



MAPFRE AUTOMÓVILES[1]:
Proforma coverage of technical reserves and solvency margin

COVERAGE OF TECHNICAL RESERVES

	2004	2005
Coverage ratio	1.3x	1.4x
Qualifying investments	2,475.3	2,962.5
Excess of assets on reserves	563.1	806.7
Technical reserves to cover	1,912.2	2,155.8

SOLVENCY MARGIN

	2004	2005
Ratio	2.0x	1.9x
Excess of solvency margin	336.6	354.8
Minimum amount of solvency margin	351.6	375.0

Million euros

1) Non-consolidated figures for MAPFRE MUTUALIDAD under Spanish GAAP, excluding the shareholding in CORPORACIÓN MAPFRE





MAPFRE AUTOMÓVILES:
Competitive advantages in management



1 TECHNICAL FUNDAMENTALS
- Technical fundamentals for rates
- High degree of specialisation and internalisation of claims management

2 COST CONTROL
- Rigorous budgets
- Precise allocation of all expenses
- 4.5 p.p. below the market
- Scale economies

3 COMMERCIAL POLICY
- Discipline
- Consistent with management policies
- Transparent for clients

4 IT
- Simple
- Decentralised
- Cutting-edge

5 PRODUCT
- Differentiation
- Segmentation
- Innovation

6 CLIENT SERVICE
- High quality



MAPFRE AUTOMÓVILES:
Competitive advantages in management

TECHNICAL FUNDAMENTALS

RISK SELECTION

- "A priori" risk selection is complemented with "a posteriori" risk selection, with a periodical review of underwriting limits by risk profile and periodical technical control of the production in order to correct deviations



RATES

- **Discrimination based on claims history**:
  - Application of strictly technical criteria
  - Use of SINCO, a shared claims file
- **Individualisation:**
  - Price reflects underwritten risk (crossed subsidy systems are avoided);
  - Base rate is adjusted for specific risk factors and the claims evolution (*bonus malus* system)




MAPFRE

MAPFRE AUTOMÓVILES:
Competitive advantages in management

TECHNICAL FUNDAMENTALS



TECHNICAL CLAIMS MANAGEMENT	- **Handling**	- 908 handling staff - Ongoing, specialised and technical training - Automated handling, based on pre-defined guidelines - Agendas, technical controls and automatic warnings
	- **Adjustment of material damages**	- 409 adjusters - High experience and qualification level - Ongoing training – CESVIMAP (1) - Reference cost levels for paint and repair – CESVIMAP (1) - Precise timing for appraisals of damages, adjusted according to AUDATEX(1) guidelines - **100% of appraisals by own staff** - **50% of appraisals done at MAPFRE's branches (drive – in)**
	- **Assesment of personal injuries**	- Staff of 88 specialist doctors - Own rehabilitation centres - Active participation in specific seminars for sector professionals
	- **Claims in court**	- Close collaboration with associated lawyers - Active participation in specific seminars for sector professionals

1) Research and training centre for the repair of vehicles damaged in car accidents
2) Leading global provider of technology services for claims handling and damages appraisals




MAPFRE

MAPFRE AUTOMÓVILES:
Competitive advantages in management

TECHNICAL FUNDAMENTALS



MANAGEMENT INFORMATION

Tracking of a wide number of variables:

- Sales and portfolio: average premium, retention rates, average issuance and renewal periods, cancellation rates over total portfolio and new production
- Expenses: precise allocation per coverage, production sources, expenses by function
- Claims: effectiveness (average life, settlement ratio, average costs/frequency/severity), IBNR/IBNER reserves development, technical development, ratio over portfolio, claims frequency
- Results: by coverage, producer, region, product, branch, type of vehicle, etc.

Operating claims plan:

- More than 100 management indicators
- Individualised targets by handler and Handling Centre
- Close tracking of management and service quality

Specific tools:

- Data warehouse
- Business Intelligence
- Intranet




MAPFRE

MAPFRE AUTOMÓVILES:
Competitive advantages in management



COST CONTROL

- Disciplined budgets
- Precise allocation of all expenses by policy, broker and product
- Expense ratio 4.5 p.p. below the market
- Scale economies

COMMERCIAL POLICY

- Objectives set in accordance with cost control, underwriting and claims policies
- Transparency for clients
- Sufficient and fair rates
- Full training of the distribution network to ensure the delivery of correct information in the selling process
- Products are adapted to client needs: ongoing innovation




MAPFRE

MAPFRE AUTOMÓVILES:
Competitive advantages in management



IT

- Underwriting "on the spot" at any MAPFRE Network and CAJA MADRID point of sale
- Cutting-edge tools for handling and adjustment
- Claims service at any selling point
- Access to databases with complete and detailed information throughout the regional structure

PRODUCT

- Product range designed for an easy adaptation to the needs of each driver
- MAPFRE currently distributes 8 different insurance products



MAPFRE AUTOMÓVILES:
Competitive advantages in management



CLIENT SERVICE

- Client service is delivered through:
  - The branch network, recording directly any type of claim reported by clients;
  - 96 Adjustment Centres, located throughout the country;
  - 18 Regional Handling Centres;
  - 4 Centralised Handling Centres in every region.
- Internal adjustment, handling, medical, physiotherapy and legal staff provide a high level of service, following the highly demanding standards established in the operating claims plan
- Client service is complemented by:
  - LINEA MAPFRE AUTOS (Call Centre)
    - more than 8,000,000 calls handles in 2005 and over 1,000,000 assistance services rendered
  - Corporate website: www.mapfre.com/automoviles




MAPFRE

MAPFRE AUTOMÓVILES:
Competitive advantages in management

Sales structure – THE MAPFRE Network

- 404 direct branches
- 2,457 delegated branches
- 22,330 agents and delegates



Support to the Network: LÍNEA MAPFRE AUTOS

- 8,000 policies sold in 2005


GALICIA
214
40
ASTURIAS
73
18
CANTABRIA
49
23
BASQUE COUNTRY
140
24
NAVARRA
50
7
CATALONIA
371
215
CASTILE AND LEÓN
200
67
LA RIOJA
18
6
ARAGÓN
82
23
BALEARIC ISLANDS
47
24
C. MADRID
207
1.019
C. VALENCIANA
342
101
CASTILE LA MANCHA
222
134
EXTREMADURA
113
21
MURCIA
73
18
ANDALUSIA
516
131
CANARY ISLANDS
139
25
CEUTA
3
6
MELILLA
2
0
MAPFRE: 2.861
CAJA MADRID: 1.902



MAPFRE AUTOMÓVILES:
Key operating figures


MAPFRE



	2005	2004	% Var.
New policies:			
New gross production	**918,562**	860,178	6.8%
Insured vehicles	**5,175,832**	4,816,804	7.5%
Handled files	**4,603,429**	4,121,762	11.7%
- Damages to vehicles	**3,168,241**	2,916,252	8.6%
- Bodily injuries	**298,349**	251,569	18.6%
- Assistance and other	**1,136,839**	953,941	19.2%
Speed of claims settlement			
- Damages to vehicles	**90%**	89%	--
- Bodily injuries	**63%**	66%	--
Services provided:			
- Adjustment of vehicle damages	**1,112,244**	1,000,662	11.2%
- Travel assistance	**1,065,775**	946,422	12.6%
- Legal assistance	**255,024**	322,028	-20.8%
- Medical assistance for bodily injuries	**57,778**	54,507	6.0%
LINEA MAPFRE AUTOS - Call Centre (nº of calls answered)	**8,000,616**	7,241,026	10.5%




MAPFRE

MAPFRE AUTOMÓVILES: CESVIMAP



What is CESVIMAP?	Objective	How?
– Research and training centre on repair methods for vehicles damaged in car accidents – 14,100m² of facilities in Avila, with a crash test centre – Collaboration with car makers – Centres in Latin America and France	– Supporting management and control by MAPFRE MUTUALIDAD of vehicle damages claims	– Acquiring know how in car repairs and making it available to MAPFRE

Advantages for MAPFRE AUTOMÓVILES		Advantages for the sector
Processes, control, costs	Service	Professionalism
– Deeper knowledge of underwritten risks – Rates set on the degree of repairability – Precise damage adjustment times, checked against AUDATEX[1] (repairs) or internal (paint) guidelines – Stricter control of the structure of vehicle damage claims costs	– Better service for the policyholder (loyalty) and garages – Training of our professionals (appraisals y handling) – Image, professional prestige	– Clients, garages, car, products and equipment makers – Training and research for third parties (not belonging to MAPFRE)

1) Leading global provider of technology for claims handling and adjustment services



MAPFRE AUTOMÓVILES:
Specialised subsidiaries. Service strategy for the driver

- MAPFRE has set up various companies, which over time will offer to drivers a comprehensive service that complements insurance:
  - Assistance: 1,303,155 vehicles towed in 2005.
  - Garages that develop and apply the most advanced repair techniques.
  - Club MAPFRE: over 200,000 members. Loyalty tool, which offers policyholders additional and exclusive services related with the car, the driver and driving, as well as savings on the price of car insurance.
  - MAPFRE RENTING: provider of long-term car leasing, with a fleet of nearly 7,000 vehicles in 2005.
  - MAPFRE MULTICENTRO DEL AUTOMÓVIL: used vehicles supermarket, operating in the Madrid and Navarre regions, with several new centres under planning. Over 1,000 vehicles sold in 2005.





Overview of contributed businesses: MAPFRE AGROPECUARIA

- MAPFRE AGROPECUARIA is an insurance company specialised in products for agricultural and livestock activities

- It is the leading company by contribution to Combined Agricultural Insurance in Spain, with a 19.3% market share

- Besides its specific activities, it contributes to the development of the agricultural and livestock insurance business by several subsidiaries of MAPFRE AMÉRICA






MAPFRE

MAPFRE AGROPECUARIA: Key highlights of 2005

- 2005 has been one of the most complex and difficult years for the agriculture and livestock sectors:
  - Cost production increases due to oil prices;
  - Appearance of various animal illnesses;
  - Strongest-ever drought in Spain.
- In this context, MAPFRE AGROPECUARIA has been able to increase its business volume and consolidate its market share, recording:
  - significant growth across most markets and business lines, eand specially in combined agricultural insurance;
  - higher loyalty levels, as a result of specific initiatives and the of the improvement in offer of covers;
  - higher claims ratio, due to adverse weather conditions;
  - lower expense ratio, thanks to the adoption of systems for their analysis by type of activity and to a number of measures to improve cost control.



	2005	2004	% 05/04
Premiums written and accepted	**242.4**	196.0	23.7%
Gross result [1]	**13.1**	12.7	3.1%
Net result	**8.8**	8.4	4.8%
- as a % of net premiums earned	**4.8%**	5.5%	
Equity	**101.1**	91.1	11.0%
Loss Ratio, Non-Life [2]	**74.7%**	71.2%	
Expense Ratio, Non-Life [2]	**19.1%**	21.6%	
Combined Ratio, Non-Life [2]	**93.8%**	92.8%	

1) Before tax and minority interests.
2) Ratios calculated over net premiums earned

Million euros



Overview of contributed businesses: MAPFRE AMÉRICA VIDA

- MAPFRE AMÉRICA VIDA is the holding company for MAPFRE's Life insurance subsidiaries in Latin America

- Currently it has a presence in 5 countries

- Its subsidiaries operate in coordination with those of MAPFRE AMÉRICA







MAPFRE AMÉRICA VIDA: Key highlights of 2005

- This business unit made a profit for the first time in 2005, that confirmed the positive trend in operating results initiated in previous years and reflected:
  - the spectacular growth in Brazil;
  - a reduction in the expense ratio;
  - the appreciation of local currencies.

	2005	2004	% 05/04
Premiums written and accepted	**290.3**	191.0	52.0%
Gross result [1]	**4.9**	-3.9	--
Net result	**4.7**	-4.3	--
- as a % of net premiums earned	**1.9%**	---	
Equity	**70.1**	57.4	22.1%

1) Before taxes and minority interests



Million euros




MAPFRE

MAPFRE AMÉRICA VIDA:
Premiums and results by subsidiary



COMPANY	PREMIUMS 2005	PREMIUMS 2004	PREMIUMS % 05/04	PREMIUMS Local currency % 05/04	RESULTS [1] 2005	RESULTS [1] 2004	RESULTS [1] % 05/04	RESULTS [1] Local currency % 05/04
BRAZIL	**216.3**	115.7	86.9%	51.2%	**2.1**	0.4	502.5%	386.6%
ARGENTINA	**7.3**	5.3	37.7%	37.3%	**1.6**	0.4	320.4%	313.3%
CHILE	**10.0**	16.5	-39.4%	-44.1%	**-0.3**	-0.6	--	--
COLOMBIA	**31.4**	21.9	43.4%	25.7%	**1.3**	0.2	542.2%	463.5%
PERU	**25.3**	23.1	9.5%	9.3%	**-0.7**	0.5	---	-180.1%

1) Before tax and minority interests

Million euros



Overview of contributed businesses: MAPFRE SEGUROS GERAIS

- MAPFRE SEGUROS GERAIS offer general and work accidents insurance in Portugal
- Despite being a small player in the Portuguese Non-life sector, GWP grew by 22% in 2005 vs. 2% for the market, raising its market share to 2.2%
- At the end of 2005, it had a portfolio of 238,769 policies, a 15.8% increase over the previous year






MAPFRE

MAPFRE SEGUROS GERAIS:
Key highlights of 2005

- Despite an adverse economic environment, which negatively impacted the Portuguese insurance sector, MAPFRE SEGUROS GERAIS has experienced a significant increase in its premium volumes, equivalent to 10 times the average growth of the sector



- The company continued to expand its distribution network by opening 14 branches (3 direct y 11 delegated) in different locations throughout the country

	2005	2004	% 05/04
Premiums written and accepted	**96.3**	78.9	22.1%
Gross result [1]	**6.3**	4.3	46.5%
Net result	**4.4**	3.2	37.5%
- as a % of net premiums earned	**5.5%**	4.9%	
Equity	**68.4**	61.6	11.0%
Loss Ratio, Non-Life [3]	**65.2%**	62.6%	
Expense Ratio, Non-Life [3] [4]	**30.7%**	36.0%	
Combined Ratio, Non-Life [3]	**95.9%**	98.6%	

1) Before tax and minority interests.
2) Ratios calculated over net premiums earned

Million euros



BANCO CAJA MADRID - MAPFRE

- BANCO CAJA MADRID – MAPFRE carries out lending activities through the following subsidiaries:
  - FINANMADRID: subsidiary specialised in car and consumer finance;
  - FINANMADRID MÉXICO: subsidiary specialised in car and consumer finance in Mexico;
  - MADRID LEASING: subsidiary specialised in financing for companies;
  - BANCOFAR: subsidiary specialised in financial products for pharmacies.



- These products are partly distributed through the MAPFRE Network, which also distributes CAJA MADRID products




MAPFRE

BANCO CAJA MADRID – MAPFRE: Key highlights of 2005

- Consolidated total gross loans amounted to €3,336.9 million, a 30.1% increase over the previous year
- Consolidated shareholders' funds amounted to €266.2 million, up 19% on the previous year
- A €60 million capital increase was carried out, 50% is paid up



- Net banking income reached €70.5 million, a 19.7% increase over the previous year
- The consolidated result before taxes and minority interests was €19.3 million, 5.5% higher than the previous year

	2005	2004	% 05/04
Net interest income	**68.5**	60.8	12.7%
Total ordinary revenues	**70.5**	58.9	19.7%
Operating profit	**35.9**	30.1	19.3%
Gross result [1]	**19.3**	18.3	5.5%
Net result	**12.1**	11.7	3.4%
Equity	**266.2**	223.8	18.9%

1) Before taxes and minority interests

Million euros



Additional clarifications

- Will the adoption of the new corporate structure have any negative impact on the alliance with CAJA MADRID?
  - No, as it is an alliance between the MAPFRE and CAJA MADRID Groups, which will continue to exist.

- What impact will the new corporate structure have on the 2006 accounts of CORPORACIÓN MAPFRE (future MAPFRE S.A.)?
  - Results will include the net income earned by the new subsidiaries from the moment of their contribution.
  - The balance sheet will include all the assets and liabilities of contributed subsidiaries.



- Will the reports published by CORPORACIÓN MAPFRE (future MAPFRE S.A.) from now on include information on the contributed businesses?
  - Yes: the same information will be provided as for existing subsidiaries. Proforma financial statements including figures for the contributed businesses will also be provided.

- What tax effects will the change in the corporate structure have?
  - The contribution of the shareholdings and business activities will fall under the special tax regime for contributions in kind, and therefore will be tax exempt.
  - From an operational point of view, the tax rate of the Motor business will increase to 35%, since MAPFRE AUTOMÓVILES will be a limited company. To date, MAPFRE MUTUALIDAD has paid taxes at the reduced rate of 25% applicable to mutual insurance companies.



Additional clarifications (continued from previous page)

- Which approvals are required for the change in the corporate structure?
  - The Extraordinary General Assembly of Mutual Members (called for 15.06.2006) on the entire operation.
  - The Insurance Supervisors ("Dirección General de Seguros y Fondos de Pensiones") on:
    - The transfer of the Motor business portfolio from MAPFRE MUTUALIDAD to MAPFRE AUTOMÓVILES;
    - The donation by MAPFRE MUTUALIDAD to FUNDACIÓN MAPFRE of the shareholding in CARTERA MAPFRE.



  - The Extraordinary Shareholders' Meeting of CORPORACIÓN MAPFRE (future MAPFRE S.A.) on the capital increase without preferential rights through a contribution-in-kind whereby CARTERA MAPFRE will transfer to CORPORACIÓN MAPFRE its shareholdings in MAPFRE AUTOMÓVILES, MAPFRE AGROPECUARIA, MAPFRE AMÉRICA VIDA, MAPFRE SEGUROS GERAIS and the remaining subsidiaries.
  - The National Commission for the Securities Market (CNMV) on the capital increase in kind.
- Will the corporate transactions have any impact in the operations of the MAPFRE entities?
  - No significant impact: once the required approvals will have been obtained, the expected corporate transactions will be completed and business activities will continue operating seamlessly under the new corporate structure.




MAPFRE

Additional clarifications (continued from previous page)

- Will the changes in the corporate structure lead to staff reductions?
  - No.
- When will the change in the corporate structure become effective?
  - From a legal point of view, following the completion of the expected corporate transactions, once the required regulatory approvals will have been obtained.
  - From an accounting point of view, the transfer of the Motor business from MAPFRE MUTUALIDAD to MAPFRE AUTOMÓVILES is expected to have retroactive effects from January 1, 2006, while the other operations will become effective from their date of completion.



- How will the assets and liabilities to be transferred in each contribution be valued?
  - At their book value under Spanish GAAP and under Spanish Accounting Principles for Insurance Companies, except in the case of the shareholdings that CARTERA MAPFRE will contribute to CORPORACIÓN MAPFRE, which will be valued on the basis of the opinions of independent experts.



Additional clarifications (continued from previous page)

- When will the various transactions be completed?



Transaction	Date
– Creation of CARTERA MAPFRE S.L.	June 2006
– Creation of MAPFRE AUTOMÓVILES S.A.	June 2006
– Transfer of the shareholdings of MAPFRE MUTUALIDAD to CARTERA MAPFRE	June 2006
– Transfer of the motor business portfolio of MAPFRE MUTUALIDAD to MAPFRE AUTOMÓVILES	After the approval by the DGSFP
– Donation to FUNDACIÓN MAPFRE of the shareholding in CARTERA MAPFRE from MAPFRE MUTUALIDAD	After the approval by the DGSFP
– Dissolution of MAPFRE MUTUALIDAD	Alter the donation of its shareholding in CARTERA MAPFRE to FUNDACIÓN MAPFRE
– Contribution to MAPFRE S.A. of the shareholdings owned by CARTERA MAPFRE (except the shareholding in MAPFRE S.A.) through a capital increase in kind	Tras: – Completion of previous steps – Approval in the Extraordinary Shareholders Meeting of MAPFRE S.A. which will take place in september 2006 – Receipt of the required approval by the CNMV



Additional clarifications (continued from previous page)

- Will the capital increase in kind generate a goodwill for MAPFRE S.A.?
  - Yes. Its size will result from the valuation of the contributed assets, which will be determined by the Board of Directors of MAPFRE S.A. on the basis of the opinion of independent experts.
- What impact will the goodwill generated by the change in corporate structure have on the consolidated financial statements of MAPFRE S.A.?
  - An increase in intangible assets and in the shareholders' funds;
  - Under IFRSs, no impact on the income statement, except those that may arise from the annual impairment test;
  - Under Spanish GAAP, an increase in the annual amortisation charge, which will reduce intangible assets by the same amount.





Additional clarifications (continued from previous page)

- Will MAPFRE AUTOMÓVILES replace MAPFRE MUTUALIDAD as underwriter of part of MAPFRE RE's retroceded business?
  - No, from 2007.
- Why is the shareholding in MAPFRE S.A. conferred on FUNDACIÓN MAPFRE?
  - Because that is what is established in MAPFRE MUTUALIDAD's by-laws, which, in the event of a dissolution, require that its equity reserves be conferred on FUNDACIÓN MAPFRE.





Additional clarifications (continued from previous page)

- Will the capital increase through a contribution-in-kind by means of which CARTERA MAPFRE is to contribute its shareholdings to MAPFRE S.A. have any special features?

  – As said capital increase will be carried out by means of a contribution-in-kind, the other shareholders will not be able to subscribe for the new shares that will be issued. For that reason, the following steps required by the Law in the event of the suppression of preferential rights will be taken to protect their interest:

    - The directors will issue a report to: justify in detail how the proposal satisfies the interests of the company; establish the ratio at which the shares will be issued; and describe thoroughly the contributions and the persons who will make them.
    - An auditor other than that of the company, who will be appointed by the Mercantile Registry, will produce a report on: the fair value of the shares of the company; the theoretical value of the preferential subscription rights whose suppression is being proposed; and the fairness of the figures contained in the directors' report.



As the contribution is in kind, another independent expert who will also be appointed by the Mercantile Registry will issue a report on the valuation of the assets to be contributed.



Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.

